                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                             (Amendment No. _____ )*


                         Sinclair Broadcast Group, Inc.
               --------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
               --------------------------------------------------
                         (Title of Class of Securities)


                                   829266 10 9
                         ------------------------------
                                 (CUSIP Number)


                                  April 8, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this coverage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------
    *See Item 1.

                                  SCHEDULE 13G

-------------------------------------------------------------------------------

CUSIP NO.                                    829266 10 9
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                       Bankers Trust Company
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      EIN No. 13-4941247
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                        New York
--------------------------------------------------------------------------------
   NUMBERS OF            5.    SOLE VOTING POWER
     SHARES                                      172,300
  BENEFICIALLY
  OWNED BY EACH          -------------------------------------------------------
REPORTING PERSON         6.    SHARED VOTING POWER
      WITH
                                                 0
                         -------------------------------------------------------
                         7.    SOLE DISPOSITIVE POWER

                                                 198,500
                         -------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 198,500
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                          .43%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)
                                          BK, IA
--------------------------------------------------------------------------------

                                       SCHEDULE 13G

--------------------------------------------------------------------------------

CUSIP NO.                                 829266 10 9
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                      BT Alex.Brown Incorporated
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     EIN No. 13-3311934

--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Delaware
--------------------------------------------------------------------------------

   NUMBERS OF            5.    SOLE VOTING POWER
     SHARES
  BENEFICIALLY                                   6,000
  OWNED BY EACH          -------------------------------------------------------
REPORTING PERSON
      WITH               6.    SHARED VOTING POWER

                                                 0
                         -------------------------------------------------------
                         7.    SOLE DISPOSITIVE POWER

                                                 10,000
                         -------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 10,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                 .02%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)
                                                 BD
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


--------------------------------------------------------------------------------

CUSIP NO.                           829266 10 9
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                  ALEX.BROWN INVESTMENT MANAGEMENT
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    EIN No.
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Delaware
--------------------------------------------------------------------------------

   NUMBERS OF            5.    SOLE VOTING POWER
     SHARES
  BENEFICIALLY                                  1,329,000
  OWNED BY EACH          ------------------------------------------------------
REPORTING PERSON         6.    SHARED VOTING POWER
      WITH
                                                0
                         -------------------------------------------------------
                         7.    SOLE DISPOSITIVE POWER

                                                1,329,000
                         -------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                1,329,000
--------------------------------------------------------------------------------
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                 2.83%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)

                                    IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

--------------------------------------------------------------------------------

CUSIP NO.                           829266 10 9
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                        Bankers Trust Corporation
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       EIN No. 13-6180473

--------------------------------------------------------------------------------
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Delaware
--------------------------------------------------------------------------------

   NUMBERS OF            5.    SOLE VOTING POWER              0
     SHARES
  BENEFICIALLY           -------------------------------------------------------
  OWNED BY EACH          6.    SHARED VOTING POWER            0
REPORTING PERSON
      WITH               -------------------------------------------------------
                         7.    SOLE DISPOSITIVE POWER         0

                         -------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           0
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 0*

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                         CO
--------------------------------------------------------------------------------


--------

* Bankers Trust Company is a direct, and BT Alex.Brown Incorporated is an indirect, wholly-owned subsidiary of Bankers Trust Corporation. Alex.Brown Investment Management is 50% owned indirectly by Bankers Trust Corporation. As a result, Bankers Trust Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Bankers Trust Company, BT Alex.Brown Incorporated and Alex.Brown Investment Management.

                                  SCHEDULE 13G

ITEM 1.

      (a) This statement on Schedule 13G relates to Sinclair Broadcast Group, Inc., a Maryland corporation (the "Issuer").

      (b) The principal executive offices of the Issuer are located at 2000 W. 41st Street, Baltimore, Maryland 21211.

ITEM 2.

      (a)   Persons filing:

            This Schedule 13G is being filed by (i) Bankers Trust Company, a New York banking corporation ("BTCo."), with respect to shares of Common Stock beneficially held as fiduciary on behalf of its customers; (ii) BT Alex. Brown Incorporated, formerly known as BT Securities Corporation, a Delaware corporation ("BT Alex. Brown"), with respect to shares of Common Stock beneficially owned by it as principal and acquired by it in the ordinary course of business in market making transactions and as fiduciary on behalf of its customers; (iii) Alex.Brown Investment Management, a Maryland limited partnership that is 50% owned indirectly by Bankers Trust Corporation ("ABIM") with respect to shares of Common Stock benefically owned by it as a fiduciary; and (iv) Bankers Trust Corporation, a New York corporation formerly known as Bankers Trust New York Corporation ("BTNY"), which, as a direct or indirect parent of each of BTCo., BT Alex. Brown and ABIM may be deemed to be the indirect beneficial owner of the shares of the Issuer.

      (b)   Addresses of persons filing:

            BTCo., BT Alex.Brown and BTNY
            130 Liberty Street
            New York, New York 10006

            ABIM
            One South Street
            Baltimore, Maryland 21202

      (c)   Citizenship of Persons filing:

            See Item 2(a).

      (d)   Title of Class of Securities:

            Class A Common Stock, par value $.01 per share

      (e)   CUSIP Number:  829226 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)   |X|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C.78).
                          (BT Alex.Brown Incorporated)

      (b)   |X|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
                          (Bankers Trust Company)

      (c)   | |   Insurance company as defined in Section 3(a)(19) of the
                  Act (15 U.S.C.78c).

      (d)   | |   Investment company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C.80a-8).

      (e)   |X|   An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E);
                    (Bankers Trust Company, Alex.Brown Investment Management)

      (f)   | |   An employee benefit plan or endowment fund in accordance
                  with Section 240.13d-1(b)(I)(ii)(F);

      (g)   |X|   A parent holding company or control person in accordance
                  with Section 240.13d-1(b)(ii)(G);
                        (Bankers Trust Corporation)

      (h)   | |   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C.1813);

      (i)   | |   A church plan that is excluded from the definition of an
                  investment company under section 3(c) (14) of the Investment
                  Act of 1940 (15 U.S.C.80a-3);

      (j)   | |   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

    (a)-(b) BTCo. beneficially owned as of December 31, 1998 198,500 shares of Common Stock as fiduciary on behalf of its customers, constituting .43% of the issued and outstanding shares of Common Stock.

            BT Alex. Brown beneficially owned as of December 31, 1998 10,000 shares of Common Stock as fiduciary on behalf of its customers, constituting .02% of the issued and outstanding shares of Common Stock.

            ABIM beneficially owned as of December 31, 1998 1,329,900 shares of Common Stock as fiduciary on behalf of its customers, constituting 2.83% of the issued and outstanding shares of Common Stock.

      (c) BTCo. had as of December 31, 1998 the sole power to vote 172,300 shares and the sole power to dispose of 198,500 shares of Common Stock. Although it is deemed to be the beneficial owner thereof, it had no power to vote 26,200 shares.

            BT Alex.Brown had as of December 31, 1998 the sole power to vote 6,000 shares and the sole power to dispose of 10,000 shares of Common Stock. Although it is deemed to be the beneficial owner thereof, it had no power to vote 4,000 shares of Common Stock.

            ABIM had as of December 31, 1998 the sole power to vote and dispose of 1,329,900 shares of Common Stock.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof, the reporting person ceased to be the beneficial owner of more
than five percent of the class of securities, check the following: [   ].

            This report is being filed as an amendment to a previously filed statement on Schedule 13D. A report on Schedule 13D was filed on June 23, 1996, and amended on January 24, 1997 (the "Original 13D"), on behalf of BTNY and certain of its direct and indirect subsidiaries, including Pyramid Ventures, Inc., a licensed small business investment company ("Pyramid"). See the Original 13D, as previously filed.

            The Original 13D was filed to, among other things, disclaim membership in a group composed, to the best knowledge of the persons filing this report, of Barry Baker, Boston Ventures Limited Partnership IV, Boston Ventures Limited Partnership IVA and BancBoston Investments (the "BCI Group"). Pyramid and the members of the BCI Group held shares of Series B Convertible Preferred Stock (the "Preferred Stock") of the Issuer that were convertible in shares of Common Stock. To the best knowledge of the persons filing this report, the BCI Group terminated on April 8, 1998.

            On April 14, 1998, following the filing on April 8, 1998, of a registration statement by the Issuer with respect to the Common Stock, Pyramid converted the shares of Preferred Stock held by it into shares of Common Stock, and on April 14, 1998, and on July 27, 1998, Pyramid sold the shares of Common Stock held by it. Because Pyramid is not a person identified in Section 240.13d(1)(b), BTNY was not, until the disposition by Pyramid of shares of Common Stock of the Issuer, entitled to file this report on Schedule 13G; BTNY is now entitled to file on Schedule 13G.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Bankers Trust Company               Items 3(b), 3(e)
            BT Alex.Brown Incorporated          Item 3(a)
            Alex.Brown Investment Management    Item 3(c)

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            See the response to Item 5 with respect to the BCI Group.

ITEM 10.    CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

February 16, 1999

                                          BANKERS TRUST CORPORATION


                                          By:  /s/   James T. Byrne, Jr.
                                              --------------------------------
                                              Name:  James T. Byrne, Jr.
                                              Title: Secretary